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January 10, 2008

Jeffrey P. Riedler
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	OncoVista Innovative Therapies, Inc.
Amendment No. 1 to Form SB-2
Filed January 9, 2008
File No. 333-147360

Dear Mr. Riedler:

On behalf of OncoVista Innovative Therapies, Inc. (the “Company”), we are filing herewith the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated January 9, 2008 (the “Comment Letter”), relating to the filing of the Company’s Pre-Effective Amendment No. 1 to Registration Statement on Form SB-2 filed on January 9, 2008. The Company has filed Pre-Effective Amendment No. 2 to Form SB-2 concurrently herewith. For the Staff’s convenience, the text of the numbered comment in the Comment Letter is set forth below followed by the Company’s response.

1. Please update your disclosure relating to executive and director compensation paid during the fiscal year ended December 31, 2007.

The Company acknowledges the Staff’s comments and the executive and director compensation disclosure has been revised accordingly.

2. We note your response to our prior comment 2. Please revise the title next to the second signature for Dr. Weis appearing on page II-7 so that it reads “Chief Executive Officer and Director” rather than just “Director”.

The Company acknowledges the Staff’s comments and the title of Dr. Weis has been revised accordingly.

The Company also wishes to bring to the attention of the Staff that in Pre-Effective Amendment No. 2 to Form SB-2, it has made necessary updates as a result of the passage of time as well as minor editorial revisions.

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Since the Company will incur registration rights penalties if its Registration Statement on Form SB-2 is not declared effective by January 13, 2008, we would like to resolve any remaining issues with the Staff as promptly as possible. Please contact the undersigned at (212) 209-3020 if we may be of assistance.

Sincerely, /s/ Gary Emmanuel Gary Emmanuel

cc:	Alexander L. Weis, Ph.D., Chief Executive Officer
OncoVista Innovative Therapies, Inc.